UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

Shelter Acquisition Corporation I
(Name of Issuer)

Class A common stock, par value $0.0001 per share
(Title of Class of Securities)

822821203**
(CUSIP Number)

June 30, 2021
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[ ] Rule 13d-1(b)
[x] Rule 13d-1(c)
[ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** Reflects the CUSIP number for the Issuers units, each consisting of one share of Class A common stock and one-half of one redeemable warrant (the Units).


The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



SCHEDULE 13G

CUSIP No. 822821203

1
Names of Reporting Persons

ACM Alamosa (Cayman) Holdco LP


2
Check the appropriate box if a member of a Group (see instructions)

(a)  [ ]
(b)  [x]

3
Sec Use Only


4
Citizenship or Place of Organization

Cayman Islands


Number of Shares Beneficially Owned by Each
Reporting Person With:

5
  Sole Voting Power

  0


6
  Shared Voting Power

  1,000,000


7
  Sole Dispositive Power

  0


8
  Shared Dispositive Power

  1,000,000


9
Aggregate Amount Beneficially Owned by Each Reporting Person

1,000,000

10
Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
[]

11
Percent of class represented by amount in row (9)

5.00%

12
Type of Reporting Person (See Instructions)

PN


CUSIP No. 822821203

1
Names of Reporting Persons

Atalaya Capital Management LP

2
Check the appropriate box if a member of a Group (see instructions)

(a)  [ ]
(b)  [x]

3
Sec Use Only


4
Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each
Reporting Person With:

5
  Sole Voting Power

  0


6
  Shared Voting Power

  1,000,000


7
  Sole Dispositive Power

  0


8
  Shared Dispositive Power

  1,000,000


9
Aggregate Amount Beneficially Owned by Each Reporting Person

1,000,000

10
Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
[]

11
Percent of class represented by amount in row (9)

5.00%

12
Type of Reporting Person (See Instructions)

IA, PN



Item 1(a).	Name of Issuer:
       Shelter Acquisition Corporation I

Item 1(b).	Address of Issuers Principal Executive Offices:
       6 Midland Street, #1726, Quogue, New York 11959

Item 2(a).	Name of Person Filing:

       This Statement is filed on behalf of the following persons
       (collectively, the Reporting Persons):

i.	ACM Alamosa (Cayman) Holdco LP (Alamosa); and
ii.	Atalaya Capital Management LP (ACM).

Item 2(b).	Address of Principal Business Office or, if None,
		Residence:

		The address of the principal business office of each of Alamosa and ACM is One Rockefeller Plaza, 32nd Floor, New York, NY 10020.

Item 2(c).	Citizenship:
       Alamosa is a Cayman Islands limited partnership. ACM is a Delaware limited partnership.

Item 2(d).	Title and Class of Securities:
		Class A common stock, par value $0.0001 per share (the Shares)

Item 2(e).	CUSIP Number:
		822821203

Item 3. 	If This Statement is Filed Pursuant to 240.13d-1(b) or 240.13d-2(b)
 		or (c), Check Whether the Person Filing is a:

       This Item 3 is not applicable.

Item 4(a).	Amount Beneficially Owned:

	As of the date hereof, Alamosa may be deemed the beneficial owner of 1,000,000 Shares underlying Units. ACM may be deemed the beneficial owner of 1,000,000 Shares underlying Units, which amount includes the 1,000,000 Shares underlying Units beneficially owned by Alamosa.

Item 4(b).	Percent of Class:

       On June 30, 2021, Alamosa acquired and directly held 1,650,000 Shares, which represented 8.25% of the outstanding Shares on such date. Effectively contemporaneously with, but subsequent to, such acquisition, Alamosa disposed of 650,000 Shares. As a result and as of the date hereof, Alamosa may be deemed the beneficial owner of 5.00% of Shares outstanding. ACM may be deemed the beneficial owner of 5.00% of Shares outstanding, which amount includes the 5.00% of Shares outstanding beneficially owned by Alamosa. (These percentages are based on 20,000,000 Shares outstanding as reported in the Issuers
Prospectus filed with the Securities and Exchange Commission on July 1, 2021.)

Item 4(c).	Number of shares as to which such person has:

Alamosa:
(i)	Sole power to vote or to direct the vote:  0
(ii)	Shared power to vote or to direct the vote:  1,000,000
(iii)	Sole power to dispose or to direct the disposition of:  0
(iv)	Shared power to dispose or to direct the disposition of:  1,000,000

ACM:
(i)	Sole power to vote or to direct the vote:  0
(ii)	Shared power to vote or to direct the vote:  1,000,000
(iii)	Sole power to dispose or to direct the disposition of:  0
(iv)	Shared power to dispose or to direct the disposition of:  1,000,000

	The Shares are directly held by Alamosa. As Alamosas investment manager, ACM has the power to vote and direct the disposition of all Shares held by Alamosa. This report shall not be deemed an admission that ACM, Alamosa or any other person is the beneficial owner of the securities reported herein for purposes of Section 13of the Act, or for any other purpose.

Item 5.		Ownership of Five Percent or Less of a Class.

		If this statement is being filed to report the fact that as of the date hereof, the Reporting Person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X].

Item 6.		Ownership of more than Five Percent on Behalf of Another
		Person.

		This Item 6 is not applicable.

Item 7.	Identification and classification of the subsidiary which acquired the securitybeing reported on by the parent holding company or control person.

		This Item 7 is not applicable.

Item 8.		Identification and classification of members of the group.
   	This Item 8 is not applicable.

Item 9.		Notice of Dissolution of Group.
		This Item 9 is not applicable.

Item 10.	Certifications.

		By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under 240.14a-11.

		In as much as the Reporting Persons are no longer the beneficial owners of more than 5.00% of the number of shares outstanding, the Reporting Persons have no further reporting obligation under Section 13(d) of the Securities and Exchange Commission thereunder, and the Reporting Persons have no obligation to amend this Statement if any material change occurs in the facts set forth herein.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


ACM Alamosa (Cayman) Holdco LP
By: /s/ Drew Phillips
Name: Drew Phillips
Title: Authorized Signatory


Atalaya Capital Management LP
By: /s/ Drew Phillips
Name: Drew Phillips
Title: Authorized Signatory

July 9, 2021

The original statement shall be signed by each person on whose behalf the statementis filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representatives authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).


EXHIBIT INDEX
Ex.

  A.	Joint Filing Agreement


Exhibit A

JOINT FILING AGREEMENT

       The undersigned hereby agree that the statement on Schedule 13G with respect to the Class A common stock of Shelter Acquisition Corporation I, filed July 9, 2021 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.



ACM Alamosa (Cayman) Holdco LP
By: /s/ Drew Phillips
Name: Drew Phillips
Title: Authorized Signatory


Atalaya Capital Management LP
By: /s/ Drew Phillips
Name: Drew Phillips
Title: Authorized Signatory

July 9, 2021